Exhibit 99.5

SKEENA RESOURCES LIMITED ANNUAL MEETING WEDNESDAY, JUNE 22, 2022 AT 10:00 A.M. PDT FOR HOLDERS AS OF MAY 18, 2022 83056P715 JUNE 20, 2022 1 E * ISSUER CONFIRMATION COPY - INFO ONLY * _______________ FOR WITHHOLD 2 01-Walter Coles, Jr. 0 0 _______________ 02-Craig Parry 0 0 _______________ 03-Randy Reichert 0 0 _______________ 04-Suki Gill 0 0 _______________ 05-Greg Beard 0 0 _______________ Walter Coles, Jr., Andrew MacRitchie, Craig Parry 1 To set the number of Directors at five (5). RECOMMENDATION: FOR 3 Appointment of KPMG LLP, Chartered Professional Accountants, as RECOMMENDATION: FOR auditor of the Corporation for the ensuing year and authorizing the directors to fix their remuneration. 1 OF 1 1 0 0 0 0 FOR AGAINST FOR WITHHOLD P75539- 10101010101010101010101010101010 11001011110010011001001010001001 11101011011010001100001000000000 11111101110000011100100001000111 1011111111100100100010111101110 10100111100001011010010000100101 10100111100100001010110010011110 10010110000100111001101100101111 10011010010000101000011100110100 1111100001001001101111000001111 11001001000010001001000011010010 11100001001001111011010101111111 11100100001000001001110110100000 10000100100101011111111001011001 1010000010110110111000000100101 11111111111111111111111111111111 10101010101010101010101010101010 10110010011000011011111001101101 11000010000100001001001111100110 1100100011001011110111110000001 10001000000110001110001111011010 10100101001110111110100001011001 10101100000110001100010001101010 10000100011101011001100000001111 1001000011101000110001111101010 10010010110011111011001000111101 11000011100111101011010100001000 11001001101111111010110101001011 10000001010100001100000101111010 1010101000101011110111010100000 11001000001100101000100010001100 11111111111111111111111111111111

SKEENA RESOURCES LIMITED ANNUAL MEETING WEDNESDAY, JUNE 22, 2022 AT 10:00 A.M. PDT JUNE 20, 2022 1 E 1 OF 1 1 2601 14TH AVENUE MARKHAM, ON L3R 0H9 Suite # 650 - 1021 West Hastings Street Vancouver, BC V6E 0C3 SKEENA RESOURCES LIMITED 611-675 WEST HASTINGS ST, VANCOUVER, BC V6B 1N2 CANADA 10101010101010101010 11001011110010000111 11101011000110010100 11111101010000000111 10111110001001001000 10100100100001111001 11110000100101011100 110100100001010011 10100010010101111110 11101000000000101101 11111001011000011110 11100000000101001101 11100101011110101010 10000101011110001101 10010001001011001100 100101001000100001 10110100001101011010 10010011110001110101 10001110100010001010 11111111111111111111 P75539- 1 0 0 1 0 0 0 1 0 0 0 1 1 1 1 0 0 1 0 0 0 1 0 0 0 1 1 1